DEBENHAMS

1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

File No: *82-34989*

19 September 2006

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

SUPPL

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange on 4 September and 18 September 2006. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

Sarah Carne
Manager – Secretariat Services

dlw 9/26

DEBENHAMS PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement	3 July 2006
19 June 2006	Stock Exchance Announcement	3 July 2006
20 June 2006	Stock Exchance Announcement	3 July 2006
27 June 2006	Stock Exchance Announcement	3 July 2006
8 August 2006	Stock Exchange Announcement	23 August 2006
11 August 2006	Stock Exchange Announcement	23 August 2006
23 August 2006	Stock Exchange Announcement	23 August 2006
4 September 2006	Stock Exchange Announcement	19 September 2006
18 September 2006	Stock Exchange Announcement	19 September 2006

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 04/09/2006

RNS Number:4561I
Debenhams plc
04 September 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Debenhams plc

2. Name of shareholder having a major interest

Wellington Management Company, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Wellington Management Company, LLP

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Various registered holders. Wellington Management Company, LLP's acts as an investment manager and shares acquired are held in the client accounts' names or that of their custodians or nominees.

5. Number of shares / amount of stock acquired

43,761,213 Ordinary shares

6. Percentage of issued class

5.09%

7. Number of shares / amount of stock disposed

NIL

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 0.01p each

10. Date of transaction

29th August 2006

11. Date company informed

1st September 2006

12. Total holding following this notification

43,761,213

13. Total percentage holding of issued class following this notification

5.09%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Guy Johnson, 0207 408 3529

16. Name of authorised company official responsible for making this notification

Guy Johnson, Company Secretary

Date of notification

4th September 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFIRAEISIIR

RNS ANNOUNCEMENTS

REG-Debenhams plc Trading Statement

Released: 18/09/2006

RNS Number:0560J
Debenhams plc
18 September 2006

18 September 2006

Debenhams plc

Pre-Close Trading Update

Debenhams plc, the leading department stores group, today releases a pre-close trading update for the 52 weeks ended 2nd September 2006.

Following Debenhams' successful Initial Public Offering on the London Stock Exchange in May 2006, the company has continued to deliver its strategy of store expansion and organic growth through product and store development.

Sales for the 52 weeks ended 2nd September increased by 6.6% compared to the 52 weeks ended 3rd September 2005. Like-for-like sales have risen by 0.5% compared to the equivalent period last year.

As expected, gross margins continue to improve; this together with encouraging sales growth and continued cost focus means that Debenhams expects to report that profit before taxation and exceptional items is in line with the Board's expectations at the time of the IPO.

At IPO, Debenhams had a contracted new store opening pipeline of 21 stores. Since then two new department stores have opened in Doncaster and Workington. A further six contracts have been signed, to create a current total pipeline of 25 new department stores.

In August, Debenhams agreed to acquire nine stores in the Republic of Ireland from Roches Stores. This transaction has now been approved by the Irish Competition Authority and the stores will be converted to the Debenhams fascia and trading format during the course of the current financial year.

The number of Desire by Debenhams smaller format stores, has also increased from three stores trading at the time of the IPO to five now. Contracts have been signed to open a further three Desire stores.

As at 18th September 2006, Debenhams store portfolio, including the stores acquired from Roches, consists of 131 department stores and five Desire stores trading from 10.1 million square feet of prime space across the UK and Republic of Ireland. In addition, Debenhams continues to expand its global presence with 30 international stores trading, an increase of 11 from last year.

Rob Templeman, Chief Executive, said:

"We are pleased with our performance and remain well placed as we enter the new financial year. Although, as widely reported, the retail market was challenging in the early part of the summer, there are signs that trading conditions are improving. We continue to successfully manage our stocks and remain confident that the rigorous delivery of our strategy, together with our store expansion programme, will continue to drive the growth potential of Debenhams."

Debenhams will be reporting its preliminary results for the 52 weeks ended 2 September at 7am on October 24, 2006, including a presentation for analysts at 9.30am at the City Presentation Centre, 4 Chiswell Street, London, EC1Y 4UP.

Enquiries:

Media

Gainsborough Communications

Andy Cornelius 020 7190 1703

Duncan Murray 020 7190 1704

Analysts

Debenhams plc

Rob Templeman, Chief Executive

Chris Woodhouse, Finance Director 020 7408 3302

High resolution images are available for media to view and download free of charge from www.prshots.com/Debenhams and www.vismedia.co.uk

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Debenhams' current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including: Debenhams' ability to accurately predict customer preferences and demands; the effectiveness of Debenhams' brand awareness and marketing programmes; the occurrence of weak sales during peak selling seasons or extreme or unseasonal weather conditions; competitive factors in the highly competitive retail industry; Debenhams' ability to successfully implement its new store rollout and department store refurbishment/modernization strategy; Debenhams' ability to maintain its relationships with certain designers and its significant

concession partner; and currency fluctuations and currency risk.

* * *

Additional risk factors that you may want to consider are: Debenhams' ability to retain key management and personnel; disruptions or other adverse events affecting Debenhams' relationship with its major suppliers or its store card provider; factors outside Debenhams' control, such as changes in the financial or equity markets, adverse economic conditions or a downturn in the retail industry, or damage or interruptions due to operational disruption, natural disaster, war or terrorist activity; and work stoppages; slowdowns or strikes.

END

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